UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2012

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park II, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

26 de septiembre 2012

BALANCE DE SITUACION
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2011 A AGOSTO 2012
(En Miles de Balboas) *

			2011	2012
	Variación Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	-186,750.35	-22.25	839,304.46	503,285.46	1,150,341.03	540,197.95	881,343.01	719,271.97	730,606.89	807,114.50	652,554.11	0.00	0.00	0.00	0.00
Depósitos Locales en Bancos	90.90	53.54	169.79	180.66	63,310.65	40,793.72	71,154.24	45,338.43	40,404.72	15,177.27	260.69	0.00	0.00	0.00	0.00
A la Vista	90.90	53.54	169.79	180.66	3,310.65	793.72	1,154.24	338.43	404.72	177.27	260.69	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	0.00	0.00	60,000.00	40,000.00	70,000.00	45,000.00	40,000.00	15,000.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	-186,838.39	-22.27	839,122.42	503,092.96	1,087,019.84	499,399.00	810,183.37	673,928.41	690,195.13	791,930.33	652,284.02	0.00	0.00	0.00	0.00
A la Vista	-176,838.39	-22.13	799,122.42	473,092.96	1,087,019.84	499,399.00	810,183.37	633,928.41	650,195.13	751,930.33	622,284.02	0.00	0.00	0.00	0.00
A Plazo	-10,000.00	-25.00	40,000.00	30,000.00	0.00	0.00	0.00	40,000.00	40,000.00	40,000.00	30,000.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	-2.85	-23.29	12.25	11.85	10.54	5.23	5.39	5.14	7.04	6.90	9.40	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	164,065.32	3.37	4,871,025.20	5,039,676.91	4,662,612.70	5,013,146.83	4,972,420.41	4,892,782.79	5,087,607.77	4,787,053.25	5,035,090.53	0.00	0.00	0.00	0.00
Locales	-78,524.07	-26.67	294,425.47	213,515.50	213,275.28	210,778.23	119,175.96	118,807.33	157,749.15	180,678.16	215,901.40	0.00	0.00	0.00	0.00
Extranjero	236,192.40	5.06	4,665,147.15	4,914,709.01	4,537,885.02	4,881,578.53	4,932,478.84	4,853,209.84	5,012,009.04	4,688,525.52	4,901,339.55	0.00	0.00	0.00	0.00
Menos Provisiones	-6,396.99	-7.22	88,547.42	88,547.60	88,547.60	79,209.92	79,234.39	79,234.39	82,150.43	82,150.43	82,150.43	0.00	0.00	0.00	0.00
Locales	-3,968.29	-73.08	5,430.40	3,442.26	3,442.26	3,465.86	3,465.86	690.17	1,034.52	1,150.30	1,462.10	0.00	0.00	0.00	0.00
Extranjero	-2,428.70	-2.92	83,117.02	85,105.34	85,105.34	75,744.06	75,768.52	78,544.22	81,115.91	81,000.12	80,688.32	0.00	0.00	0.00	0.00
INVERSIONES EN VALORES	-255,143.05	-44.44	574,144.22	495,586.87	448,096.57	388,708.78	339,128.66	319,019.93	316,581.35	318,094.78	319,001.17	0.00	0.00	0.00	0.00
Locales	-8,146.90	-14.04	58,012.00	54,698.60	52,475.12	52,618.00	52,572.54	50,880.10	48,745.90	49,739.20	49,865.10	0.00	0.00	0.00	0.00
Extranjero	-246,996.15	-47.86	516,132.22	440,888.27	395,621.45	336,090.78	286,556.13	268,139.83	267,835.45	268,355.58	269,136.07	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	18,390.64	26.85	68,493.51	109,054.27	94,894.51	76,944.04	93,994.87	82,591.15	82,111.20	86,005.99	86,884.15	0.00	0.00	0.00	0.00
Locales	6,920.71	41.93	16,505.70	18,657.70	19,294.67	18,350.20	17,159.47	16,396.09	15,267.75	23,350.33	23,426.41	0.00	0.00	0.00	0.00
Extranjero	11,469.93	22.06	51,987.81	90,396.57	75,599.83	58,593.85	76,835.40	66,195.05	66,843.45	62,655.67	63,457.74	0.00	0.00	0.00	0.00
TOTAL DE ACTIVOS	-259,437.44	-4.08	6,352,967.40	6,147,603.51	6,355,944.80	6,018,997.61	6,286,886.95	6,013,665.84	6,216,907.21	5,998,268.53	6,093,529.95	0.00	0.00	0.00	0.00
DEPOSITOS	-120,391.96	-5.23	2,303,973.48	2,145,692.21	2,482,781.11	2,394,054.18	2,248,577.56	2,179,918.88	2,377,252.16	2,181,145.56	2,183,581.52	0.00	0.00	0.00	0.00
Locales	70,417.04	29.41	239,461.62	275,831.30	397,888.84	374,061.38	281,197.68	277,576.10	288,883.96	267,892.17	309,878.66	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	110,000.00	275.00	40,000.00	40,000.00	140,000.00	140,000.00	140,000.00	140,000.00	150,000.00	150,000.00	150,000.00	0.00	0.00	0.00	0.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	110,000.00	275.00	40,000.00	40,000.00	140,000.00	140,000.00	140,000.00	140,000.00	150,000.00	150,000.00	150,000.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-39,582.96	-19.84	199,461.62	235,831.30	257,888.84	234,061.38	141,197.68	137,576.10	138,883.96	117,892.17	159,878.66	0.00	0.00	0.00	0.00
A la Vista	-9.49	-12.55	75.64	63.70	86.46	64.82	68.96	62.97	70.28	78.11	66.15	0.00	0.00	0.00	0.00
A Plazo	-39,573.47	-19.85	199,385.98	235,767.60	257,802.37	233,996.55	141,128.72	137,513.13	138,813.68	117,814.06	159,812.51	0.00	0.00	0.00	0.00
Extranjero	-190,809.00	-9.24	2,064,511.86	1,869,860.90	2,084,892.27	2,019,992.80	1,967,379.89	1,902,342.79	2,088,368.21	1,913,253.39	1,873,702.86	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	15,939.68	98.45	16,190.59	11,400.89	11,889.23	12,011.06	13,980.41	13,905.16	13,923.11	27,159.39	32,130.27	0.00	0.00	0.00	0.00
A la Vista	10,461.29	706.01	1,481.76	1,483.99	1,735.57	1,478.27	1,627.25	1,473.53	1,483.90	7,052.53	11,943.05	0.00	0.00	0.00	0.00
A Plazo	5,478.38	37.25	14,708.84	9,916.90	10,153.66	10,532.78	12,353.16	12,431.62	12,439.20	20,106.87	20,187.22	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-206,748.68	-10.09	2,048,321.27	1,858,460.02	2,073,003.05	2,007,981.74	1,953,399.48	1,888,437.63	2,074,445.10	1,886,094.00	1,841,572.59	0.00	0.00	0.00	0.00
A la Vista	32,907.20	49.49	66,496.74	73,189.99	150,829.48	114,723.48	113,788.24	60,642.03	219,513.33	77,694.97	99,403.94	0.00	0.00	0.00	0.00
A Plazo	-239,655.88	-12.09	1,981,824.53	1,785,270.02	1,922,173.56	1,893,258.26	1,839,611.24	1,827,795.60	1,854,931.77	1,808,399.03	1,742,168.65	0.00	0.00	0.00	0.00
OBLIGACIONES	-193,994.94	-6.09	3,188,015.51	3,111,961.27	3,013,289.43	2,755,113.95	3,147,353.68	2,913,881.45	2,934,307.17	2,901,926.64	2,994,020.57	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-193,994.94	-6.09	3,188,015.51	3,111,961.27	3,013,289.43	2,755,113.95	3,147,353.68	2,913,881.45	2,934,307.17	2,901,926.64	2,994,020.57	0.00	0.00	0.00	0.00
OTROS PASIVOS	-3,241.50	-2.99	108,514.53	126,589.67	95,049.38	97,020.50	109,274.56	127,286.23	109,313.17	113,997.54	105,273.03	0.00	0.00	0.00	0.00
Locales	-1,319.16	-19.14	6,893.36	7,464.64	7,859.99	6,290.72	6,357.29	12,966.47	5,056.33	5,073.91	5,574.20	0.00	0.00	0.00	0.00
Extranjero	-1,922.34	-1.89	101,621.17	119,125.03	87,189.39	90,729.78	102,917.28	114,319.77	104,256.84	108,923.63	99,698.83	0.00	0.00	0.00	0.00
PATRIMONIO	58,190.97	7.73	752,463.87	763,360.37	764,824.87	772,808.99	781,681.15	792,579.27	796,034.70	801,198.78	810,654.84	0.00	0.00	0.00	0.00
Capital	14,546.49	4.94	294,541.21	294,768.83	296,352.28	300,961.31	302,027.53	305,397.07	305,583.15	305,616.93	309,087.70	0.00	0.00	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00
Otras Reservas	-17.56	5.02	-350.18	-926.79	-1,536.47	-1,341.27	-364.33	2,471.99	1,096.30	-278.00	-367.74	0.00	0.00	0.00	0.00
Utilidad de Periodos Anteriores	95,717.00	38.54	248,328.32	364,791.27	355,507.50	346,203.24	346,203.24	346,108.80	344,109.11	344,109.11	344,045.32	0.00	0.00	0.00	0.00
Utilidad de Periodo	-54,582.75	-46.87	116,462.95	10,007.85	17,656.65	29,635.50	37,362.30	43,699.00	50,441.28	56,381.80	61,880.20	0.00	0.00	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	2,527.78	-146.23	-1,728.59	-490.93	1,634.76	2,140.06	1,242.26	-307.75	-405.29	158.78	799.20	0.00	0.00	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	-259,437.44	-4.08	6,352,967.40	6,147,603.51	6,355,944.80	6,018,997.61	6,286,886.95	6,013,665.84	6,216,907.21	5,998,268.53	6,093,529.95	0.00	0.00	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

26 de septiembre 2012

ESTADO DE RESULTADO
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2011 A AGOSTO 2012
(En Miles de Balboas) *

	2011	2012
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	155,085.56	17,264.58	14,981.18	15,530.65	15,961.64	15,725.14	15,094.72	16,142.79	15,657.88	0.00	0.00	0.00	0.00	126,358.58
Préstamos	140,316.90	15,828.69	13,938.39	14,562.05	15,293.11	15,079.41	14,590.20	15,621.76	15,126.81	0.00	0.00	0.00	0.00	120,040.42
Depósitos	1,350.86	241.76	171.57	170.36	160.37	205.44	147.01	137.18	145.43	0.00	0.00	0.00	0.00	1,379.13
Inversiones	13,417.80	1,194.13	871.22	798.24	508.16	440.28	357.51	383.85	385.63	0.00	0.00	0.00	0.00	4,939.03
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	54,489.48	6,390.75	6,005.44	6,340.81	6,576.33	7,479.79	6,752.37	6,872.77	6,787.69	0.00	0.00	0.00	0.00	53,205.95
Intereses Pagados	54,393.88	6,390.37	6,005.32	6,339.37	6,576.10	7,466.76	6,746.41	6,857.06	6,777.65	0.00	0.00	0.00	0.00	53,159.04
Comisiones	95.60	0.38	0.12	1.45	0.23	13.03	5.96	15.71	10.05	0.00	0.00	0.00	0.00	46.92
Ingreso Neto de Intereses	100,596.08	10,873.84	8,975.74	9,189.84	9,385.31	8,245.34	8,342.35	9,270.03	8,870.18	0.00	0.00	0.00	0.00	73,152.63
Otros Ingresos	81,840.78	21,037.38	10,603.87	6,387.31	9,704.78	36,204.27	29,568.83	11,221.11	5,995.83	0.00	0.00	0.00	0.00	130,723.38
Comisiones	10,699.66	934.64	709.10	653.40	492.89	809.49	1,059.51	996.40	625.34	0.00	0.00	0.00	0.00	6,280.77
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	71,141.11	20,102.74	9,894.78	5,733.91	9,211.88	35,394.79	28,509.32	10,224.71	5,370.48	0.00	0.00	0.00	0.00	124,442.61
Ingresos de Operaciones	182,436.85	31,911.22	19,579.61	15,577.15	19,090.09	44,449.62	37,911.18	20,491.14	14,866.01	0.00	0.00	0.00	0.00	203,876.01
Egresos Generales	61,580.48	21,903.38	11,930.90	8,009.41	11,363.29	38,112.91	26,251.16	14,550.62	9,367.61	0.00	0.00	0.00	0.00	141,489.28
Gastos Administrativos	27,756.94	1,788.53	1,864.91	3,534.41	2,439.78	2,729.01	2,483.68	2,833.46	2,871.24	0.00	0.00	0.00	0.00	20,545.03
Gastos Generales	6,261.29	336.04	681.60	694.47	1,002.76	560.44	52.36	665.57	406.06	0.00	0.00	0.00	0.00	4,399.30
Gastos de Depreciación	2,054.09	146.40	146.75	145.52	144.82	151.63	185.79	243.07	207.79	0.00	0.00	0.00	0.00	1,371.77
Otros Gastos	25,508.15	19,632.41	9,237.64	3,635.00	7,775.93	34,671.83	23,529.33	10,808.52	5,882.52	0.00	0.00	0.00	0.00	115,173.17
Utilidad antes de Provisiones	120,856.37	10,007.85	7,648.71	7,567.74	7,726.80	6,336.70	11,660.01	5,940.52	5,498.40	0.00	0.00	0.00	0.00	62,386.73
Provisiones por Cuentas Malas	4,393.42	0.00	-0.10	-4,411.11	0.00	0.00	4,917.73	0.00	0.00	0.00	0.00	0.00	0.00	506.53
Utilidad del Periodo	116,462.95	10,007.85	7,648.80	11,978.85	7,726.80	6,336.70	6,742.28	5,940.52	5,498.40	0.00	0.00	0.00	0.00	61,880.20

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., AS REQUIRED BY THE LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT IN PANAMA, OUR COUNTRY OF INCORPORATION AND IN WHICH WE ARE REGULATED AS A FINANCIAL INSTITUTION. WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

September 26, 2012

BALANCE SHEET
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2011 - AUGUST 2012
(In Thousand Balboas) *

			2011	2012
	Absolute Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	-186,750.35	-22.25	839,304.46	503,285.46	1,150,341.03	540,197.95	881,343.01	719,271.97	730,606.89	807,114.50	652,554.11	0.00	0.00	0.00	0.00
Local Deposits in Banks	90.90	53.54	169.79	180.66	63,310.65	40,793.72	71,154.24	45,338.43	40,404.72	15,177.27	260.69	0.00	0.00	0.00	0.00
Demand	90.90	53.54	169.79	180.66	3,310.65	793.72	1,154.24	338.43	404.72	177.27	260.69	0.00	0.00	0.00	0.00
Time	0.00	0.00	0.00	0.00	60,000.00	40,000.00	70,000.00	45,000.00	40,000.00	15,000.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-186,838.39	-22.27	839,122.42	503,092.96	1,087,019.84	499,399.00	810,183.37	673,928.41	690,195.13	791,930.33	652,284.02	0.00	0.00	0.00	0.00
Demand	-176,838.39	-22.13	799,122.42	473,092.96	1,087,019.84	499,399.00	810,183.37	633,928.41	650,195.13	751,930.33	622,284.02	0.00	0.00	0.00	0.00
Time	-10,000.00	-25.00	40,000.00	30,000.00	0.00	0.00	0.00	40,000.00	40,000.00	40,000.00	30,000.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	-2.85	-23.29	12.25	11.85	10.54	5.23	5.39	5.14	7.04	6.90	9.40	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	164,065.32	3.37	4,871,025.20	5,039,676.91	4,662,612.70	5,013,146.83	4,972,420.41	4,892,782.79	5,087,607.77	4,787,053.25	5,035,090.53	0.00	0.00	0.00	0.00
Local	-78,524.07	-26.67	294,425.47	213,515.50	213,275.28	210,778.23	119,175.96	118,807.33	157,749.15	180,678.16	215,901.40	0.00	0.00	0.00	0.00
Foreign	236,192.40	5.06	4,665,147.15	4,914,709.01	4,537,885.02	4,881,578.53	4,932,478.84	4,853,209.84	5,012,009.04	4,688,525.52	4,901,339.55	0.00	0.00	0.00	0.00
Less Allowance	-6,396.99	-7.22	88,547.42	88,547.60	88,547.60	79,209.92	79,234.39	79,234.39	82,150.43	82,150.43	82,150.43	0.00	0.00	0.00	0.00
Local	-3,968.29	-73.08	5,430.40	3,442.26	3,442.26	3,465.86	3,465.86	690.17	1,034.52	1,150.30	1,462.10	0.00	0.00	0.00	0.00
Foreign	-2,428.70	-2.92	83,117.02	85,105.34	85,105.34	75,744.06	75,768.52	78,544.22	81,115.91	81,000.12	80,688.32	0.00	0.00	0.00	0.00
INVESTMENT SECURITIES	-255,143.05	-44.44	574,144.22	495,586.87	448,096.57	388,708.78	339,128.66	319,019.93	316,581.35	318,094.78	319,001.17	0.00	0.00	0.00	0.00
Local	-8,146.90	-14.04	58,012.00	54,698.60	52,475.12	52,618.00	52,572.54	50,880.10	48,745.90	49,739.20	49,865.10	0.00	0.00	0.00	0.00
Foreign	-246,996.15	-47.86	516,132.22	440,888.27	395,621.45	336,090.78	286,556.13	268,139.83	267,835.45	268,355.58	269,136.07	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	18,390.64	26.85	68,493.51	109,054.27	94,894.51	76,944.04	93,994.87	82,591.15	82,111.20	86,005.99	86,884.15	0.00	0.00	0.00	0.00
Local	6,920.71	41.93	16,505.70	18,657.70	19,294.67	18,350.20	17,159.47	16,396.09	15,267.75	23,350.33	23,426.41	0.00	0.00	0.00	0.00
Foreign	11,469.93	22.06	51,987.81	90,396.57	75,599.83	58,593.85	76,835.40	66,195.05	66,843.45	62,655.67	63,457.74	0.00	0.00	0.00	0.00
TOTAL ASSETS	-259,437.44	-4.08	6,352,967.40	6,147,603.51	6,355,944.80	6,018,997.61	6,286,886.95	6,013,665.84	6,216,907.21	5,998,268.53	6,093,529.95	0.00	0.00	0.00	0.00
DEPOSITS	-120,391.96	-5.23	2,303,973.48	2,145,692.21	2,482,781.11	2,394,054.18	2,248,577.56	2,179,918.88	2,377,252.16	2,181,145.56	2,183,581.52	0.00	0.00	0.00	0.00
Local	70,417.04	29.41	239,461.62	275,831.30	397,888.84	374,061.38	281,197.68	277,576.10	288,883.96	267,892.17	309,878.66	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	110,000.00	275.00	40,000.00	40,000.00	140,000.00	140,000.00	140,000.00	140,000.00	150,000.00	150,000.00	150,000.00	0.00	0.00	0.00	0.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	110,000.00	275.00	40,000.00	40,000.00	140,000.00	140,000.00	140,000.00	140,000.00	150,000.00	150,000.00	150,000.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-39,582.96	-19.84	199,461.62	235,831.30	257,888.84	234,061.38	141,197.68	137,576.10	138,883.96	117,892.17	159,878.66	0.00	0.00	0.00	0.00
Demand	-9.49	-12.55	75.64	63.70	86.46	64.82	68.96	62.97	70.28	78.11	66.15	0.00	0.00	0.00	0.00
Time	-39,573.47	-19.85	199,385.98	235,767.60	257,802.37	233,996.55	141,128.72	137,513.13	138,813.68	117,814.06	159,812.51	0.00	0.00	0.00	0.00
Foreign	-190,809.00	-9.24	2,064,511.86	1,869,860.90	2,084,892.27	2,019,992.80	1,967,379.89	1,902,342.79	2,088,368.21	1,913,253.39	1,873,702.86	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	15,939.68	98.45	16,190.59	11,400.89	11,889.23	12,011.06	13,980.41	13,905.16	13,923.11	27,159.39	32,130.27	0.00	0.00	0.00	0.00
Demand	10,461.29	706.01	1,481.76	1,483.99	1,735.57	1,478.27	1,627.25	1,473.53	1,483.90	7,052.53	11,943.05	0.00	0.00	0.00	0.00
Time	5,478.38	37.25	14,708.84	9,916.90	10,153.66	10,532.78	12,353.16	12,431.62	12,439.20	20,106.87	20,187.22	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-206,748.68	-10.09	2,048,321.27	1,858,460.02	2,073,003.05	2,007,981.74	1,953,399.48	1,888,437.63	2,074,445.10	1,886,094.00	1,841,572.59	0.00	0.00	0.00	0.00
Demand	32,907.20	49.49	66,496.74	73,189.99	150,829.48	114,723.48	113,788.24	60,642.03	219,513.33	77,694.97	99,403.94	0.00	0.00	0.00	0.00
Time	-239,655.88	-12.09	1,981,824.53	1,785,270.02	1,922,173.56	1,893,258.26	1,839,611.24	1,827,795.60	1,854,931.77	1,808,399.03	1,742,168.65	0.00	0.00	0.00	0.00
BORROWINGS	-193,994.94	-6.09	3,188,015.51	3,111,961.27	3,013,289.43	2,755,113.95	3,147,353.68	2,913,881.45	2,934,307.17	2,901,926.64	2,994,020.57	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-193,994.94	-6.09	3,188,015.51	3,111,961.27	3,013,289.43	2,755,113.95	3,147,353.68	2,913,881.45	2,934,307.17	2,901,926.64	2,994,020.57	0.00	0.00	0.00	0.00
OTHER LIABILITIES	-3,241.50	-2.99	108,514.53	126,589.67	95,049.38	97,020.50	109,274.56	127,286.23	109,313.17	113,997.54	105,273.03	0.00	0.00	0.00	0.00
Local	-1,319.16	-19.14	6,893.36	7,464.64	7,859.99	6,290.72	6,357.29	12,966.47	5,056.33	5,073.91	5,574.20	0.00	0.00	0.00	0.00
Foreign	-1,922.34	-1.89	101,621.17	119,125.03	87,189.39	90,729.78	102,917.28	114,319.77	104,256.84	108,923.63	99,698.83	0.00	0.00	0.00	0.00
STOCKHOLDERS´ EQUITY	58,190.97	7.73	752,463.87	763,360.37	764,824.87	772,808.99	781,681.15	792,579.27	796,034.70	801,198.78	810,654.84	0.00	0.00	0.00	0.00
Capital	14,546.49	4.94	294,541.21	294,768.83	296,352.28	300,961.31	302,027.53	305,397.07	305,583.15	305,616.93	309,087.70	0.00	0.00	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00
Other Reserves	-17.56	5.02	-350.18	-926.79	-1,536.47	-1,341.27	-364.33	2,471.99	1,096.30	-278.00	-367.74	0.00	0.00	0.00	0.00
Retained Earnings	95,717.00	38.54	248,328.32	364,791.27	355,507.50	346,203.24	346,203.24	346,108.80	344,109.11	344,109.11	344,045.32	0.00	0.00	0.00	0.00
Net Income	-54,582.75	-46.87	116,462.95	10,007.85	17,656.65	29,635.50	37,362.30	43,699.00	50,441.28	56,381.80	61,880.20	0.00	0.00	0.00	0.00
Gain or Loss in Securities available for sale	2,527.78	-146.23	-1,728.59	-490.93	1,634.76	2,140.06	1,242.26	-307.75	-405.29	158.78	799.20	0.00	0.00	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	-259,437.44	-4.08	6,352,967.40	6,147,603.51	6,355,944.80	6,018,997.61	6,286,886.95	6,013,665.84	6,216,907.21	5,998,268.53	6,093,529.95	0.00	0.00	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., AS REQUIRED BY THE LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT IN PANAMA, OUR COUNTRY OF INCORPORATION AND IN WHICH WE ARE REGULATED AS A FINANCIAL INSTITUTION. WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

September 26, 2012

STATEMENT OF INCOME
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2011 - AUGUST 2012
(In Thousand Balboas) *

	2011	2012
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	155,085.56	17,264.58	14,981.18	15,530.65	15,961.64	15,725.14	15,094.72	16,142.79	15,657.88	0.00	0.00	0.00	0.00	126,358.58
Loans	140,316.90	15,828.69	13,938.39	14,562.05	15,293.11	15,079.41	14,590.20	15,621.76	15,126.81	0.00	0.00	0.00	0.00	120,040.42
Deposits	1,350.86	241.76	171.57	170.36	160.37	205.44	147.01	137.18	145.43	0.00	0.00	0.00	0.00	1,379.13
Investments	13,417.80	1,194.13	871.22	798.24	508.16	440.28	357.51	383.85	385.63	0.00	0.00	0.00	0.00	4,939.03
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	54,489.48	6,390.75	6,005.44	6,340.81	6,576.33	7,479.79	6,752.37	6,872.77	6,787.69	0.00	0.00	0.00	0.00	53,205.95
Interest	54,393.88	6,390.37	6,005.32	6,339.37	6,576.10	7,466.76	6,746.41	6,857.06	6,777.65	0.00	0.00	0.00	0.00	53,159.04
Commissions	95.60	0.38	0.12	1.45	0.23	13.03	5.96	15.71	10.05	0.00	0.00	0.00	0.00	46.92
Net Interest Income	100,596.08	10,873.84	8,975.74	9,189.84	9,385.31	8,245.34	8,342.35	9,270.03	8,870.18	0.00	0.00	0.00	0.00	73,152.63
Other Income	81,840.78	21,037.38	10,603.87	6,387.31	9,704.78	36,204.27	29,568.83	11,221.11	5,995.83	0.00	0.00	0.00	0.00	130,723.38
Commissions	10,699.66	934.64	709.10	653.40	492.89	809.49	1,059.51	996.40	625.34	0.00	0.00	0.00	0.00	6,280.77
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	71,141.11	20,102.74	9,894.78	5,733.91	9,211.88	35,394.79	28,509.32	10,224.71	5,370.48	0.00	0.00	0.00	0.00	124,442.61
Operating Income	182,436.85	31,911.22	19,579.61	15,577.15	19,090.09	44,449.62	37,911.18	20,491.14	14,866.01	0.00	0.00	0.00	0.00	203,876.01
Operating Expenses	61,580.48	21,903.38	11,930.90	8,009.41	11,363.29	38,112.91	26,251.16	14,550.62	9,367.61	0.00	0.00	0.00	0.00	141,489.28
Administrative expenses	27,756.94	1,788.53	1,864.91	3,534.41	2,439.78	2,729.01	2,483.68	2,833.46	2,871.24	0.00	0.00	0.00	0.00	20,545.03
General expenses	6,261.29	336.04	681.60	694.47	1,002.76	560.44	52.36	665.57	406.06	0.00	0.00	0.00	0.00	4,399.30
Depreciation	2,054.09	146.40	146.75	145.52	144.82	151.63	185.79	243.07	207.79	0.00	0.00	0.00	0.00	1,371.77
Other expenses	25,508.15	19,632.41	9,237.64	3,635.00	7,775.93	34,671.83	23,529.33	10,808.52	5,882.52	0.00	0.00	0.00	0.00	115,173.17
Net Income before provision for loan losses	120,856.37	10,007.85	7,648.71	7,567.74	7,726.80	6,336.70	11,660.01	5,940.52	5,498.40	0.00	0.00	0.00	0.00	62,386.73
Provision for loan losses	4,393.42	0.00	-0.10	-4,411.11	0.00	0.00	4,917.73	0.00	0.00	0.00	0.00	0.00	0.00	506.53
Net Income	116,462.95	10,007.85	7,648.80	11,978.85	7,726.80	6,336.70	6,742.28	5,940.52	5,498.40	0.00	0.00	0.00	0.00	61,880.20

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 18, 2012.

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager